CERTIFICATE OF AMENDMENT OF
                        THE ARTICLES OF INCORPORATION OF
                           TRIMBLE NAVIGATION LIMITED


Steven W. Berglund and Irwin L. Kwatek certify that:

1. They are the President and the Assistant Secretary, respectively, of Trimble Navigation Limited, a California corporation.

2. Article III of the Restated Articles of Incorporation of this corporation is hereby amended as follows:

                  The second sentence of Article III shall be deleted in its entirety and, in lieu thereof, the following new second sentence of
         Article III shall be inserted, providing in its entirety as follows:

                  "The total number of shares of preferred stock that this Corporation shall have authority to issue is 3,000,000 without par value, and the total number of shares of common stock this Corporation shall have authority to issue is 60,000,000 without par value."

3. The foregoing amendement of Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation's common stock is 31,718,703. The number of shares voting in favor of the amendment exceeded the vote required. The percentage vote required was more than 50% of the total outstanding shares voting together. There are no Preferred Stock outstanding.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed in Sunnyvale, California this 20th day of May 2003.

/s/ Steven W. Berglund
----------------------
Steven W. Berglund
President and CEO

/s/ Irwin L. Kwatek
-------------------
Irwin L. Kwatek
Assistant Secretary